ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 29, 2018

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-06161)

Ladies and Gentlemen:

On behalf of Allianz Funds, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 200 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class A, Class C, Class R, Class T, Institutional Class, Class R6, Class P and Administrative Class shares of fourteen series of the Trust.

2.	The Statement of Additional Information of the Trust.

The Amendment is being submitted in connection with the Trust’s annual update to its Registration Statement and to register Class R6 shares of each of AllianzGI Global Natural Resources Fund, AllianzGI Global Small-Cap Fund, AllianzGI Health Sciences Fund, AllianzGI Income & Growth Fund, AllianzGI Mid-Cap Fund, AllianzGI NFJ Large-Cap Value Fund and AllianzGI Technology Fund, each a series of the Trust. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7591) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Angela C. Jaimes

Angela C. Jaimes

cc:	Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.